

December 20, 2022

Gregory Vickowski
Chief Financial Officer
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, RI 02920-6320

> **Re: Procaccianti Hotel REIT, Inc.**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed March 25, 2022**
> **Form 8-K filed June 27, 2022**
> **File Nos. 000-56272**

Dear Gregory Vickowski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed June 27, 2022

Item 8.01 Other Events
Determination of Estimated Per Share NAVs, page 1

1. We note that estimated per share NAV as of March 31, 2022 for the K-I Shares to be $10.29; (ii) the K Shares to be $10.29; (iii) the K-T Shares to be $10.29; (iv) the A Shares to be $13.34; and (v) the B Shares to be $1.25. We further note from footnote (1) to your Estimated Per Share NAVs table that because proceeds from the sale of A Shares are used to pay organization and offering expenses of K Shares, K-I Shares and K-T Shares, the value of each of the K Shares, K-I Shares and K-T Shares is higher than if such shares paid their associated organization and offering expenses. Please tell us and expand your disclosure to explain in further detail how total NAV is allocated to each class of share in your calculation of estimated NAV per share for each class. In your explanation, please include discussion of how proceeds from the sale of A shares that are used to pay

organization and offering expenses of K Shares, K-1 Shares and K-T Shares impacts your calculation of estimated NAV for each class of share. Lastly, explain to us how the company is reimbursed for organization and offering expenses of K Shares, K-1 Shares and K-T Shares sold in the offering.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at (202) 551-3432 or Isaac Esquivel at (202) 551-3395 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ron Hadar